

December 21, 2017

<u>Via E-mail</u>
Patrick Rodgers
Chief Executive Officer
Euronav NV
De Gerlachekaai 20, 2000 Antwerpen
Belgium

> **Re:** **Euronav NV**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 14, 2017**
> **File No. 1-36810**

Dear Mr. Rodgers:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>If our vessels call on ports located in countries that are subject to sanctions and embargos imposed by the U.S. or other governments that could adversely affect our reputation and the market for our ordinary shares, page 14.</u>

1. You indicate that from time to time, on charterers' instructions, your vessels may call on ports in Sudan and Syria, countries that are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, joint ventures, charterers, pool managers or other direct or indirect arrangements. You should describe any goods, services or fees you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2. Please tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Nguyen Parker
Assistant Director
Division of Corporation Finance